111 West Monroe Street Chicago, IL 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

May 25, 2010

Ms. Patricia Williams
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010 Series C
(the “Trust”)
(File No. 333-166147) (CIK 1489789)

Ladies/Gentlemen:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”) sponsor, depositor and principal underwriter of the Trust, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 (the “Act”) of units representing the ownership of interests in the Trust. The Registration Statement on Form S-6 relating to the Trust was initially filed with the Securities and Exchange Commission (the “Commission”) on April 19, 2010. We received comments from the staff of the Commission in a letter from Patricia Williams dated May 17, 2010. We have addressed those matters herein and the prospectus has been revised in accordance with the comments of the staff.

Comment 1

     The staff requested that the prospectus describe the meaning of “above-average total return” in the “Investment Objective” section on page A-3. Language has been added in this section to indicate that this means a total return that exceeds that of the S&P 500 Index over the life of the Trust.

Comment 2

     The staff requested that the prospectus provide a description of the types of securities that form the principal investments of the Trust in the “Strategy of Portfolio Selection” section on page A-3, including a description of the underlying securities of closed-end investment companies and Canadian income/royalty trusts in which the Trust will invest. The staff requested similar disclosure in the “Portfolio Selection” section on page B-2, Language has been added to both sections in accordance with staff’s request.

Patricia Williams
Securities and Exchange Commission
May 25, 2010

Comment 3

     The staff requested that the discussion of income/royalty trusts risk on page B-5 be summarized in the “Principal Risk Considerations” section beginning on page A-5. The language in this section has been revised in accordance with the staff’s request.

     The staff of the Commission requested that the registrant represent in writing that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e., a “Tandy” letter). These representations have been made under separate cover included in the Registration Statement.

     In addition to Amendment No. 1 and the exhibits listed therein as being filed therewith, a memorandum reflecting changes from materials previously submitted is also submitted herewith. Additional changes in the Prospectus represent changes made to reflect certain corrections and minor alterations, the completion of various statements with information based on the securities deposited into the Trust and the dates of record, distribution and evaluation, together with a list of the deposited securities which will comprise the portfolio of the Trust, the Statement of Financial Condition and the Report of Independent Registered Public Accounting Firm. An effort has been made not only to indicate the changes by blacklining but also to list them in the memorandum setting forth changes.

     The Trust Agreement was entered into today and Securities (as defined in the Trust Agreement) have been deposited with the trustee. In connection therewith, the trustee has provided in the name of Hennion & Walsh, Inc., documentation for units of fractional undivided interest in the Trust, which documentation is being retained by the trustee for delivery after the effectiveness of the Registration Statement.

     We respectfully request that the Commission grant acceleration of the effectiveness of the Registration Statement so that the Registration Statement may become effective as early as practicable today.

     We have appreciated the courtesy and cooperation of the members of the staff of the Commission. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834.

Patricia Williams
Securities and Exchange Commission
May 25, 2010

Very truly yours,

CHAPMAN AND CUTLER LLP